Filed pursuant to Rule 424(b)(4)

Registration No. 333-116304

Prospectus

1,900,000 shares

Class A Common Stock

        We are selling 1,800,000 shares of Class A common stock and the selling stockholders are selling 100,000 shares of Class A common stock.

Our Class A common stock is traded on The Nasdaq National Market under the symbol “HUBG.” On June 28, 2004, the last reported sale price of our Class A common stock was $35.14 per share.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 7.

	Per Share	Total
Public Offering Price	$33.00	$62,700,000
Underwriting Discounts and Commissions	$1.815	$3,448,500
Proceeds, Before Expenses, to Hub Group	$31.185	$56,133,000
Proceeds to Selling Stockholders	$31.185	$3,118,500

Certain selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 285,000 shares of our Class A common stock to cover any over-allotments.

Delivery of the shares will be made on or about July 2, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	BB&T Capital Markets

The date of this prospectus is June 28, 2004.

PROSPECTUS SUMMARY

The following is a brief summary of the information that is included in this prospectus. This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and reports included or incorporated by reference in this prospectus, before making an investment decision. The terms “Hub Group,” “we,” “us” and “our” as used in this prospectus refer to Hub Group, Inc. and its subsidiaries as a combined entity, except where the context indicates that such term means only Hub Group, Inc.

Our Company

We are one of North America’s leading non-asset based freight transportation management companies. We offer comprehensive intermodal, truck brokerage, logistics and distribution services. Since our founding in 1971, we have grown to become the largest intermodal marketing company (“IMC”) in the United States and one of the largest truck brokers. We operate through a network of 21 operating centers throughout the United States and Canada. Each operating center is strategically located in a market with a significant concentration of shipping customers and one or more rail heads. Through our network, we have the ability to move freight in and out of every major city in the United States, Canada and Mexico. We service a large and diversified customer base in a broad range of industries, including consumer products, retail, paper products, manufactured products, automotive parts and electronic equipment. We utilize a non-asset based strategy in order to minimize our investment in equipment and facilities and reduce our working capital requirements. We arrange freight movements for our customers through transportation carriers and equipment providers. Through this strategy, we have substantial control over transportation equipment without actually owning it.

Over the last three years, we have taken several steps to improve our operations, including the realignment of our operating structure, centralization of our pricing activities, significant cost reductions and the implementation of our Network Management System. Largely as a result of these actions, our operating income has increased 118.1% from $11.1 million in 2002 to $24.3 million in 2003. The primary focus of these initiatives to date has been to improve our operating performance and margins. While this continues to be our key priority, we also believe that these initiatives will better enable us to focus on growing our revenue.

Intermodal.    As an IMC, we arrange for the movement of our customers’ freight in containers and trailers, typically over distances of 750 miles or more. We contract with railroads to provide transportation over the long-haul portion of the shipment and with local trucking companies, known as “drayage companies,” for pickup and delivery. In markets where adequate quality service is not available, we supplement third-party drayage services with company-owned drayage operations. As part of our intermodal services, we negotiate rail and drayage rates, electronically track shipments in transit, consolidate billing and handle claims for freight loss or damage on behalf of our customers. We use our network to access containers and trailers owned by leasing companies, railroads and steamship lines. Through our Premier Service Network, we also have exclusive access to 6,860 containers for our dedicated use on the Burlington Northern Santa Fe and the Norfolk Southern rail networks. Our extensive network has enabled us to provide reliable and cost-effective services tailored to meet the individual needs of our customer base. Our intermodal services represented 70.0% of our revenue in 2003.

Truck Brokerage (Highway Services).    We are one of the largest truck brokers in the United States. We arrange for the transportation of our customers’ freight by truck by matching customers’ needs with carriers’ capacity to provide the appropriate service and price combination. Our truck brokerage services represented 15.5% of our revenue in 2003.

Logistics.    We perform complex transportation management services, including load consolidation, mode optimization and carrier management. These service offerings are designed to take advantage of the increasing trend among shippers to outsource all or a greater portion of their transportation needs. Our logistics services represented 10.6% of our revenue in 2003.

Distribution Services.    We also operate through our subsidiary, Hub Group Distribution Services, LLC, which provides specialized distribution services such as installation of point-of-sale merchandise displays and time sensitive delivery of pharmaceutical samples. Distribution services represented 3.9% of our revenue in 2003.

Our Recent Operating Initiatives

Over the last three years, we have taken several steps to improve the profitability of our business. The benefits of these initiatives, which we summarize below, are beginning to positively affect our operating results. These major initiatives include:

•	A realignment of our operations, completed in February 2004, from a decentralized model, managed locally, to a network model, managed regionally and nationally. This change has simplified our structure by making us a single profit center and standardized our service offerings across our network. This allows us to strategically price our services to benefit our entire network, not just one local office.

•	The centralization of the management of our transportation purchasing and pricing activities in April 2003, compared to our prior system where each of our operating centers purchased its transportation requirements and priced its services independently.

•	The implementation of a significant cost reduction plan that we initiated in 2002 to streamline our operations, which included considerable headcount and other cost reductions.

•	The development of a new information technology system, completed in 2001, which links all of our operating centers under a single state-of-the-art Network Management System.

Our Operating Strategy

We intend to focus on our competitive advantages to increase our profits and returns to stockholders. The key elements of our strategy are:

•	Continue to Improve Operating Efficiencies. We believe the initiatives we began implementing over the last several years will result in further cost savings as they continue to be implemented throughout our network. Additionally, we believe these initiatives have positioned us for future revenue growth.

•	Capitalize on Strong Industry Fundamentals. We expect to benefit from the strong projected growth characteristics in the markets in which we compete. The U.S. intermodal market, driven primarily by increasing international trade and intermodal’s cost advantage relative to truckload, is expected to grow at a 7.7% average annual rate through 2009, according to the American Trucking Associations. The U.S. trucking market is expected to grow at a 5.2% average annual rate through 2009, according to the American Trucking Associations. This growth, according to the American Trucking Associations, will be driven primarily by a continuation of the trend among manufacturers and retailers to minimize inventory levels. This typically requires smaller and more frequent movement of goods, a condition that trucking is better suited to handle than either rail or water. The North American third-party logistics services market, driven primarily by increased outsourcing of logistics functions by shippers, grew at a 14.2 % compound annual rate between 1998 and 2003, according to Armstrong & Associates.

•	Continue our Non-Asset Based Business Strategy. We intend to continue our non-asset based strategy. This allows us to limit our investment in equipment and facilities and reduce our working capital requirements through relationships and operating arrangements with rail carriers, trucking companies, other transportation providers and leasing companies.

•	Leverage our Leading Nationwide Network. We intend to take advantage of our nationwide network, including our dedicated fleet of containers, to increase the volume of freight transported through our network.

•	Utilize our Superior Information Systems. We believe we have one of the most technologically advanced information systems in the intermodal industry, providing us with a major competitive advantage.

•	Maintain our Strong Partnerships with Railroads. Over the last 30 years, we have developed strong relationships with all of the major U.S. railroads by providing them with significant revenue, helping them maximize returns on their assets and reducing their costs. We believe that as railroads continue to seek to cut costs and focus on their core operations, our relationship with them will become even more important.

Recent Developments

Our increased sales and the benefits from our continuing cost reduction efforts more than offset the limited reduction in volume and increased costs we incurred during May 2004 due to a strike by independent truck drivers in Northern California. We expect that our diluted earnings per share for the second quarter will exceed the current analysts’ expectations. We are not updating our guidance on annual earnings per share for 2004 at this time, but plan to do so when we announce earnings for the second quarter. This information constitutes a forward-looking statement within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Cautionary Notice Regarding Forward-looking Statements.”

Company Information

We are incorporated in Delaware. Our principal executive offices are located at 3050 Highland Parkway, Suite 100, Downers Grove, Illinois 60515, and our telephone number is (630) 271-3600. Our website address is www.hubgroup.com. The information contained on our website is not a part of this prospectus.

The Offering

Class A common stock offered by Hub Group	1,800,000 shares

Class A common stock offered by selling stockholders	100,000 shares

Common stock to be outstanding immediately after this offering:

Class A common stock	9,324,372 shares

Class B common stock	662,296 shares

Total	9,986,668 shares

Use of Proceeds	We intend to use all of the net proceeds that we receive from this offering, along with existing resources, to prepay all $50.0 million of our outstanding 9.14% senior notes with a final maturity in 2009, including approximately $7.1 million of make-whole premiums and accrued interest. We will not receive any proceeds from the sale of our stock by the selling stockholders. See “Use of Proceeds.”

Nasdaq National Market symbol	HUBG

The number of shares of Class A common stock to be outstanding after this offering is based on 7,524,372 shares of our Class A common stock outstanding as of May 31, 2004 and excludes:

•	1,645,178 shares of our Class A common stock that may be issued under our 1996 Long-Term Incentive Plan, 1997 Long-Term Incentive Plan, 1999 Long-Term Incentive Plan and 2002 Long-Term Incentive Plan, including 1,200,050 shares issuable upon exercise of outstanding stock options as of May 31, 2004, with a weighted average exercise price of $10.73 per share; and

•	662,296 shares of our Class A common stock issuable upon conversion of our outstanding Class B common stock.

Unless we indicate otherwise, the share information in this prospectus assumes that the underwriters’ option to cover over-allotments is not exercised. Certain selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 285,000 shares of our Class A common stock to cover any over-allotments. See “Underwriting.”

Summary Consolidated Financial and Other Data

The following table sets forth, for the periods and at the dates indicated, our summary consolidated financial and other data. The information set forth below is qualified by reference to, and should be read in conjunction with, our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference into this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands, except per share amounts)
Statement of Operations Data:
Revenue	$1,319,331	$1,335,660	$1,359,614	$329,284	$328,302
Transportation costs	1,140,368	1,172,848	1,188,932	287,234	286,498

Gross margin	178,963	162,812	170,682	42,050	41,804
Costs and expenses:
Salaries and benefits	94,982	93,476	89,980	23,328	22,342
Selling, general and administrative	53,613	46,824	45,650	11,788	10,281
Depreciation and amortization of property and equipment	10,678	11,371	10,757	2,561	2,884
Amortization of goodwill (1)	5,741	—	—	—	—
Impairment of property and equipment (2)	3,401	—	—	—	—

Total costs and expenses	168,415	151,671	146,387	37,677	35,507

Operating income	10,548	11,141	24,295	4,373	6,297

Interest expense	10,345	9,453	7,691	2,084	1,713
Other (income), net	(699)	(327)	(291)	(14)	(94)
Minority interest (3)	151	(524)	—	—	—

Income before provision for income taxes	751	2,539	16,895	2,303	4,678
Provision for income taxes	308	1,041	8,465	944	1,965

Net income	$443	$1,498	$8,430	$1,359	$2,713

Earnings per common share:
Basic	$0.06	$0.19	$1.09	$0.18	$0.35
Diluted	$0.06	$0.19	$1.07	$0.18	$0.33
Weighted average number of shares outstanding:
Basic	7,708	7,709	7,712	7,709	7,746
Diluted	7,716	7,714	7,865	7,722	8,294

Other Data:
Capital expenditures	$10,319	$6,538	$4,384	$477	$460

Net cash provided by operating activities	$27,634	$12,563	$31,498	$2,501	$6,148
Net cash used in investing activities	(10,319)	(10,538)	(4,384)	(477)	(460)

Net cash flow before financing activities	$17,315	$2,025	$27,114	$2,024	$5,688

	As of March 31, 2004
	Actual	As Adjusted(5)
	(in thousands)
Balance Sheet Data:
Working capital (deficiency) (4)	$(7,615)	$(7,640)
Total assets	383,018	382,501
Total debt	70,023	21,629
Total stockholders’ equity	146,032	197,296

(1)	On January 1, 2002, we adopted Financial Accounting Standards Board Statement No. 142, “Goodwill and Other Intangible Assets” (“Statement 142”). Under Statement 142, goodwill is no longer amortized.
(2)	Represents a $3.4 million pretax charge due to the impairment of Hub Group Distribution Services’s e-Logistics software based on management’s decision to exit the Internet home delivery business.
(3)	Represents the minority interest of a partner in Hub Distribution. Hub Distribution was a 65% owned partnership until August of 2002 when we purchased the minority partner’s interest.
(4)	Working capital is calculated by subtracting current liabilities from current assets.
(5)	The as adjusted balance sheet information gives effect to our receipt of the net proceeds from the sale of 1,800,000 shares of our Class A common stock in this offering and the application of the net proceeds as described under “Use of Proceeds.”

Revenue by Business Line:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)
Revenue (1):
Intermodal services	$924,768	$958,273	$951,394	$227,980	$230,573
Truck brokerage services	212,254	216,467	210,492	50,590	50,959
Logistics services	71,366	79,927	143,931	35,243	39,662

Total transportation services revenue	1,208,388	1,254,667	1,305,817	313,813	321,194
Distribution services	110,943	80,993	53,797	15,471	7,108

Total revenue	$1,319,331	$1,335,660	$1,359,614	$329,284	$328,302

(1)	During 2004, in connection with our realignment, we revised our revenue classifications by transportation mode. Accordingly, the 2001, 2002 and 2003 revenue amounts have been reclassified to conform to the current year presentation.

RISK FACTORS

Investing in our Class A common stock involves risks. You should carefully consider the following risk factors and all other information contained in this prospectus and in the documents incorporated by reference in this prospectus before deciding to purchase our Class A common stock. See “Cautionary Notice Regarding Forward-Looking Statements.” If any of the following risks actually occur, our business, financial condition and results of operations could be materially harmed, the trading price of our Class A common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Since our business is concentrated on intermodal marketing, any decrease in demand for intermodal transportation services compared to other transportation services could have an adverse effect on our results of operations.

In 2002 and 2003 and the first quarter of 2004, we derived 71.7%, 70.0% and 70.2%, respectively, of our revenue from our intermodal services. As a result, any decrease in demand for intermodal transportation services compared to other transportation services could have an adverse effect on our results of operations.

Because we depend on railroads for our operations, our operating results and financial condition are likely to be adversely affected by any reduction or deterioration in rail service.

We depend on the major railroads in the United States for virtually all of the intermodal services we provide. In many markets, rail service is limited to one or a few railroads. Consequently, a reduction in, or elimination of, rail service to a particular market is likely to adversely affect our ability to provide intermodal transportation services to some of our customers. In addition, the railroads are relatively free to adjust shipping rates up or down as market conditions permit. Rate increases would result in higher intermodal transportation costs, reducing the attractiveness of intermodal transportation compared to truck or other transportation modes, which could cause a decrease in demand for our services. Further, our ability to continue to expand our intermodal transportation business is dependent upon the railroads’ ability to increase capacity for intermodal freight and provide consistent service. Our business could also be adversely affected by a work stoppage at one or more railroads or by adverse weather conditions or other factors that hinder the railroads’ ability to provide reliable transportation services. In the past, there have been service issues when railroads have merged. As a result, we cannot predict what effect, if any, further consolidation among railroads may have on intermodal transportation services or our results of operations.

Because our relationships with the major railroads are critical to our ability to provide intermodal transportation services, our business may be adversely affected by any change to those relationships.

We have important relationships with each of the major U.S. railroads. To date, the railroads have chosen to rely on us, other IMCs and other intermodal competitors to market their intermodal services rather than fully developing their own marketing capabilities. If one or more of the major railroads were to decide to reduce their dependence on us, the volume of intermodal shipments we arrange would likely decline, which could adversely affect our results of operations and financial condition.

Because we rely on drayage companies in our intermodal operations, our ability to expand our business or maintain our profitability may be adversely affected by a shortage of drayage capacity.

In nearly all of the markets we serve, we use third-party drayage companies for pickup and delivery of intermodal containers. Most drayage companies operate relatively small fleets and have limited access to capital for fleet expansion. In some of our markets, there are a limited number of drayage companies that can meet our quality standards. This could limit our ability to expand our intermodal business or require us to establish our own drayage operations in some markets, which could increase our operating costs and could adversely affect our profitability and financial condition. Also, the trucking industry chronically experiences a shortage of available drivers, which may limit the ability of third-party drayage companies to expand their fleets. This shortage also may require them to increase drivers’ compensation, thereby increasing our cost of providing drayage services to our customers. Therefore, the driver shortage could also adversely affect our profitability and limit our ability to expand our intermodal business.

Because we depend on trucking companies for our truck brokerage services, our ability to maintain or expand our truck brokerage business may be adversely affected by a shortage of trucking capacity.

In 2002 and 2003 and the first quarter of 2004, we derived 16.2%, 15.5% and 15.5%, respectively, of our revenue from our truck brokerage services. We depend upon various third-party trucking companies for the transportation of our customers’ loads. Particularly during periods of economic expansion, trucking companies may be unable to expand their fleets due to capital constraints or chronic driver shortages, and these trucking companies also may raise their rates. If we face insufficient capacity among our third-party trucking companies, we may be unable to maintain or expand our truck brokerage business. Also, we may be unable to pass rate increases on to our customers, which could adversely affect our profitability.

We depend on third parties for equipment essential to operate our business, and if we fail to secure sufficient equipment, we could lose customers and revenue.

We depend on third parties for transportation equipment, such as containers and trailers, necessary for the operation of our business. Our industry has experienced equipment shortages in recent years, particularly during the peak shipping season in the Fall. A substantial amount of intermodal freight originates at or near the major West Coast ports, which has historically caused these equipment shortages to be most severe at or near these locations. If we cannot secure sufficient transportation equipment at a reasonable price from third parties to meet our customers’ needs, our customers may seek to have their transportation needs met by other providers. This could have an adverse effect on our business, results of operations and financial position.

Our business could be adversely affected by strikes or work stoppages by draymen, truckers, longshoremen and railroad workers.

There has been recent labor unrest, including work stoppages, among draymen. We could lose business from any significant work stoppage or slowdown and, if labor unrest results in increased rates for draymen, we may not be able to pass these cost increases on to our customers. In the Fall of 2002, all of the West Coast ports were shut down as a result of a dispute with the longshoremen. The ports remained closed for nearly two weeks, until reopened as the result of a court order under the Taft-Hartley Act. Our operations were adversely affected by the shutdown. In January 2003, a new six-year contract was agreed to by the International Longshoremen and Warehouse Union and the Pacific Maritime Association. In the past several years, there have been strikes involving railroad workers. Future strikes by railroad workers in the United States, Canada or anywhere else that our customers’ freight travels by railroad could adversely affect our business and results of operations. Any significant work stoppage, slowdown or other disruption involving ports, railroads, truckers or draymen could adversely affect our business and results of operations.

We face substantial competition from numerous sources, including other IMCs, logistics providers, truck brokers, trucking companies and railroads.

The transportation services industry is highly competitive. We compete against other IMCs, as well as logistics companies, truck brokers, trucking companies and railroads that provide their own intermodal services. Several large trucking companies have agreements with various railroads to market intermodal services nationwide. Competition is based primarily on freight rates, capacity availability, quality of service, reliability, transit time and scope of operations. Some of our competitors, and all of the major railroads, have substantially greater financial and other resources than we do.

Our results of operations are susceptible to changes in general economic conditions and cyclical fluctuations.

Economic recession, customers’ business cycles, changes in fuel prices and supply, interest rate fluctuations, increases in fuel or energy taxes and other general economic factors affect the demand for transportation services and the operating costs of railroads, trucking companies and drayage companies. We have little or no control over any of these factors or their effects on the transportation industry. Increases in the operating costs of railroads, trucking companies or drayage companies can be expected to result in higher freight rates. Our operating margins could be adversely affected if we were unable to pass through to our customers the full amount of higher freight rates. Economic recession or a downturn in customers’ business cycles also may have an adverse effect on our results of operations and growth by reducing demand for our services. Therefore, our results of operations, like the entire freight transportation industry, are cyclical and subject to significant period-to-period fluctuations.

If we are unable to execute our operating strategy, our business and future results of operations are likely to suffer.

Over the past three years, we have embarked on an operating strategy designed to improve the profitability of our business and enable us to expand our business. The key elements of this new strategy are the realignment of our operations from a decentralized model (managed locally) to a network model (managed regionally and nationally), significant cost reductions, a new information technology system and centralized pricing and accounting. Because we have only recently implemented some of these elements, we cannot be certain that our new strategy will have the desired effects of improving the profitability of our business or its rate of growth.

Relatively small increases in our transportation costs that we are unable to pass through to our customers are likely to have a significant effect on our gross margin and operating income.

Transportation costs represented 87.8%, 87.4% and 87.3% of our consolidated revenue in 2002 and 2003 and the first quarter of 2004, respectively. Because transportation costs represent such a significant portion of our costs, even relatively small increases in these transportation costs, if we are unable to pass them through to our customers, are likely to have a significant effect on our gross margin and operating income.

The installation services provided by Hub Distribution are project-based and provided to only a few customers. The loss of any one of these customers or variability in the timing of these projects could significantly affect our results of operations.

Our installation services business is a project-based business with significant customer concentration and higher margins than our other business lines. Any decrease in the demand from these customers or our failure to secure new project business could have a material adverse effect on our results of operations. A prolonged downturn in Hub Distribution’s business could adversely affect the value of its assets.

Our business could be adversely affected by heightened security measures, actual or threatened terrorist attacks, efforts to combat terrorism, military action against a foreign state or other similar event.

We cannot predict the effects on our business of heightened security measures, actual or threatened terrorist attacks, efforts to combat terrorism, military action against a foreign state or other similar events. It is possible that one or more of these events could be directed at U.S. or foreign ports, borders, railroads or highways. Heightened security measures or other events are likely to slow the movement of freight through U.S. or foreign ports, across borders or on U.S. or foreign railroads or highways and could adversely affect our business and results of operations. Any of these events could also negatively affect the economy and consumer confidence, which could cause a downturn in the transportation industry.

If we fail to maintain and enhance our information technology systems, we may be at a competitive disadvantage and lose customers.

Our information technology systems are critical to our operations and our ability to compete effectively as an IMC, truck broker and logistics provider. We expect our customers to continue to demand more sophisticated information technology applications from their suppliers. If we do not continue to enhance our Network Management System to meet the increasing demands of our customers, we may be placed at a competitive disadvantage and could lose customers.

Our information technology systems are subject to risks that we cannot control.

Our information technology systems are dependent upon global communications providers, web browsers, telephone systems and other aspects of the Internet infrastructure that have experienced significant system failures and electrical outages in the past. Our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, break-ins and similar events. Our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. The occurrence of any of these events could disrupt or damage our information technology systems and inhibit our internal operations, our ability to provide services to our customers and the ability of our customers and vendors to access our information technology systems. This could result in our loss of customers or a reduction in demand for our services.

The transportation industry is subject to government regulation, and regulatory changes could have a material adverse effect on our operating results or financial condition.

Hub Highway Services, our truck brokerage subsidiary, and one of our other subsidiaries are licensed by the Department of Transportation as motor carrier freight brokers. The Department of Transportation prescribes qualifications for acting in this capacity, including surety bonding requirements. To date, compliance with these regulations has not had a material adverse effect on our results of operations or financial condition. However, the transportation industry is subject to legislative or regulatory changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and cost of providing, transportation services. For example, in January 2004, the revised Department of Transportation hours of service regulations became effective. These revised regulations reduce the practical amount of time that drivers can spend driving. If these changes increase the freight rates of the carriers we engage and we cannot pass the additional costs through to our customers, our operating costs will increase without a corresponding increase in revenue. Future laws and regulations may be more stringent and require changes in operating practices, influence the demand for transportation services or increase the cost of providing transportation services, any of which could adversely affect our business.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

From time to time, we arrange for the movement of hazardous materials at the request of our customers. As a result, we are subject to various environmental laws and regulations relating to the handling of hazardous materials. If we are involved in a spill or other accident involving hazardous materials, or if we are found to be in violation of applicable laws or regulations, we could be subject to substantial fines or penalties and to civil and criminal liability, any of which could have an adverse effect on our business and results of operations.

We derive a significant portion of our revenue from our largest customers and the loss of several of these customers could have a material adverse effect on our revenue and business.

For 2003, our largest 20 customers, based on revenue, accounted for 33.9% of our revenue. A reduction in or termination of our services by several of our largest customers could have a material adverse effect on our revenue and business.

Our success depends upon our ability to recruit and retain key personnel.

Our success depends upon attracting and retaining the services of our management team as well as our ability to attract and retain a sufficient number of other qualified personnel to run our business. There is substantial competition for qualified personnel in the transportation services industry. As all key personnel devote their full time to our business, the loss of any member of our management team or other key person could have an adverse effect on us. We do not have written employment agreements with any of our executive officers and do not maintain key man insurance on any of our executive officers.

Risks Related to Our Class A Common Stock

The Yeager family has the ability to significantly influence the vote of our stockholders on significant corporate actions.

Each share of Class A common stock is entitled to one vote, while each share of Class B common stock is entitled to 20 votes on all matters submitted to a vote of our stockholders, including the election of directors. Except as otherwise required by law or expressly provided in our certificate of incorporation, the Class A common stock and Class B common stock vote together as a single class.

Following this offering, the Yeager family members will continue to own a total of 814,250 shares of Class A common Stock (529,250 shares if the underwriters’ over-allotment option is exercised in full), representing 8.7% of the outstanding shares of our Class A common stock (5.7% if the underwriters’ over-allotment option is exercised in full), and 662,296 shares of Class B common stock, representing all of the outstanding shares of our Class B common stock. Consequently, the Yeager family will continue to control about 62.3% of the voting power of Hub Group (61.0% if the underwriters’ over-allotment option is exercised in full) on all matters presented for stockholder action. The Yeager family members are parties to a stockholders’ agreement, under which they have agreed to vote all of their shares of Class B common stock in accordance with the vote of the holders of a majority of those shares. As a result, the Yeager family members will continue to be able to elect our entire Board of Directors, thereby controlling the management, policy and conduct of our business, as well as all corporate actions requiring stockholder approval, including mergers, share exchanges or sales of all or substantially all of our assets. With this voting power, the Yeager family has the ability to delay or prevent a change in control, even though holders of our Class A common stock may deem the transaction to be in their best interests.

The market price of our Class A common stock has been and may continue to be volatile, which could cause the value of your investment to decline.

From time to time, the stock markets experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, may cause a decline in the market price of our Class A common stock regardless of our operating performance. In addition, our operating results, or those of other public companies in the transportation industry, may be below the expectations of securities analysts and investors. In response, the market price of our Class A common stock could decrease significantly.

You may not be able to seek remedies against Arthur Andersen LLP, our former independent accountant.

Our 2001 financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen, LLP independent accountants, to the extent and for the periods indicated in their report. Arthur Andersen ceased its audit practice before the SEC on August 31, 2002. Arthur Andersen has not consented to the incorporation by reference of their report and we have not complied with the requirement to file their consent in reliance upon SEC Rule 437a. Because Arthur Andersen has not consented to the incorporation by reference of their report, it may become more difficult for you to seek remedies against Arthur Andersen. In particular, and without limitation, you may not be able to recover from Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements. In addition, relief in connection with claims that may be available to stockholders under the federal securities laws against auditing firms may not be available against Arthur Andersen as a practical matter due to the diminished amount of assets of Arthur Andersen that are or may in the future be available for claims.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this prospectus and in the documents incorporated by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “hopes,” “believes,” “intends,” “estimates,” “anticipates” and variations of these words and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Actual results or experience could differ materially from the forward-looking statements as a result of many factors. We assume no liability to update any such forward-looking statements contained in this prospectus or in the documents incorporated by reference. Factors that could cause our actual results to differ materially include those described under “Risk Factors,” as well as:

•	the degree and rate of market growth in the intermodal, truck brokerage and logistics markets served by us;

•	deterioration in our relationships with existing railroads;

•	changes in rail service conditions or adverse weather conditions;

•	further consolidation of railroads;

•	the impact of competitive pressures in the marketplace, including the entry of new competitors, direct marketing efforts by the railroads or marketing efforts of asset-based carriers;

•	changes in rail, drayage and trucking company capacity;

•	equipment shortages;

•	changes in the cost of services from rail, drayage, truck or other vendors;

•	labor unrest in the rail, drayage or trucking company communities;

•	general economic and business conditions;

•	fuel shortages or prices;

•	increases in interest rates;

•	decrease in demand for our distribution services;

•	changes in homeland security or terrorist activity;

•	difficulties in maintaining or enhancing our information technology systems;

•	changes to or new governmental regulations;

•	loss of several of our largest customers; and

•	inability to recruit and retain key personnel.

USE OF PROCEEDS

We intend to use all of the net proceeds that we receive from this offering, along with existing cash and borrowings under our credit facility, to prepay all $50.0 million of our outstanding 9.14% senior notes, including approximately $7.1 million of make-whole premiums and accrued interest. These notes have an annual interest rate of 9.14% with a final maturity in 2009; however $10.0 million of the principal amount of these notes is payable annually beginning in 2005. Pending application of the net proceeds, we intend to invest them in short-term interest bearing securities. We will not receive any proceeds from the sale of our stock by the selling stockholders.

DIVIDEND POLICY

We were incorporated in 1995 and have never paid cash dividends on either the Class A common stock or the Class B common stock. The declaration and payment of dividends by us are subject to the discretion of our Board of Directors. Any determination as to the payment of dividends will depend upon our results of operations, capital requirements and financial condition and such other factors as our Board of Directors may deem relevant. Accordingly, there can be no assurance that our Board of Directors will declare or pay dividends on the shares of common stock in the future. Our certificate of incorporation requires that any cash dividends must be paid equally on each outstanding share of Class A common stock and Class B common stock. Our credit facility prohibits us from paying dividends on the common stock if there has been, or immediately following the payment of a dividend would be, a default or an event of default under our credit facility. We are currently in compliance with the covenants contained in our credit facility.

CAPITALIZATION

The following table sets forth our actual short-term debt and consolidated capitalization as of March 31, 2004 and on an as adjusted basis to give effect to the sale of the 1,800,000 shares of Class A common stock offered by us and the application of the net proceeds as described above under “Use of Proceeds.” You should read the information set forth below in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference into this prospectus.

	As of March 31, 2004
	Actual	As Adjusted
	(Dollars in thousands, except per share amounts)

Short-term debt	$8,012	$8,012

Long-term debt:
9.14% senior notes	$50,000	$—
Term debt under credit facility (excluding current portion of $8,000)	9,000	9,000
Revolving line of credit under credit facility	3,000	4,606
Other debt (excluding current portion of $12)	11	11

Total long-term debt	62,011	13,617
Stockholders’ equity:
Preferred stock, $0.01 par value; 2,000,000 shares authorized; no shares issued or outstanding	—	—
Class A common stock, $0.01 par value; 12,337,700 shares authorized; 7,552,977 shares issued and 7,436,277 outstanding, actual; 9,352,977 shares issued and 9,236,277 outstanding, as adjusted (1)	74	92
Class B common stock, $0.01 par value; 662,300 shares authorized; 662,296 shares issued and outstanding	7	7
Additional paid-in-capital	118,925	174,742
Purchase price in excess of predecessor basis, net of tax benefit of $10,306	(15,458)	(15,458)
Retained earnings	50,045	45,474
Unearned compensation	(4,502)	(4,502)
Treasury stock, at cost (116,700 shares)	(3,059)	(3,059)

Total stockholders’ equity	146,032	197,296

Total capitalization	$208,043	$210,913

(1)	The number of shares of Class A common stock to be outstanding after this offering is based on the number of shares of our Class A common stock outstanding as of March 31, 2004. The total number of shares to be outstanding after this offering does not reflect:
•	1,735,073 shares of our Class A common stock that may be issued under our 1996 Long-Term Incentive Plan, 1997 Long-Term Incentive Plan, 1999 Long-Term Incentive Plan and 2002 Long-Term Incentive Plan, including 1,296,300 shares issuable upon exercise of outstanding stock options as of March 31, 2004, with a weighted average exercise price of $10.96 per share;
•	662,296 shares of our Class A common stock issuable upon conversion of our outstanding Class B common stock; and
•	7,745 shares of restricted Class A common stock that we issued to certain of our employees and 83,350 shares of Class A common stock that we issued upon the exercise of outstanding options, in each case from April 1 to May 31, 2004.

BUSINESS

Our Company

We are one of North America’s leading non-asset based freight transportation management companies. We offer comprehensive intermodal, truck brokerage, logistics and distribution services. Since our founding in 1971, we have grown to become the largest IMC in the United States and one of the largest truck brokers. We operate through a network of 21 operating centers throughout the United States and Canada. Each operating center is strategically located in a market with a significant concentration of shipping customers and one or more rail heads. Through our network, we have the ability to move freight in and out of every major city in the United States, Canada and Mexico. We service a large and diversified customer base in a broad range of industries, including consumer products, retail, paper products, manufactured products, automotive parts and electronic equipment. We utilize a non-asset based strategy in order to minimize our investment in equipment and facilities and reduce our working capital requirements. We arrange freight movements for our customers through transportation carriers and equipment providers. Through this strategy, we have substantial control over transportation equipment without actually owning it.

Services Provided

Our transportation services can be broadly placed into the following categories:

Intermodal.    As an IMC, we arrange for the movement of our customers’ freight in containers and trailers, typically over distances of 750 miles or more. We contract with railroads to provide transportation over the long-haul portion of the shipment and with local trucking companies, known as “drayage companies,” for pickup and delivery. In markets where adequate quality service is not available, we supplement third-party drayage services with company-owned drayage operations. As part of our intermodal services, we negotiate rail and drayage rates, electronically track shipments in transit, consolidate billing and handle claims for freight loss or damage on behalf of our customers.

We use our network, connected through our proprietary Network Management System, to access containers and trailers owned by leasing companies, railroads and steamship lines. Each operating center is able to track containers and trailers entering its service area and reuse that equipment to fulfill its customers’ outbound shipping requirements. This effectively allows us to control containers and trailers and keep them within the network without having to make a capital investment in transportation equipment. Through our Premier Service Network, we also have exclusive access to 6,860 containers for our dedicated use on the Burlington Northern Santa Fe and the Norfolk Southern rail networks.

Truck Brokerage (Highway Services).    We arrange for the transportation of freight by truck, providing customers another option for their transportation needs. This is accomplished by matching customers’ needs with carriers’ capacity to provide the appropriate service and price combination. We have contracts with a substantial base of carriers that allow us to meet the varied needs of our customers. We negotiate rates, arrange pickups and deliveries, track shipments in transit and handle claims for freight loss and damage on behalf of our customers.

Our brokerage operation also provides customers with specialized programs. Through our Dedicated Trucking program, a number of carriers have informally agreed to move freight for our customers on a continuous basis. This arrangement allows us to effectively meet our customers’ needs without owning the equipment. Through our Core Carrier-Plus One program, we assume the responsibility for over-the-road truckload shipments that the customers’ core carriers cannot handle. This service supplements our customers’ core carrier programs and helps ensure the timely delivery of our customers’ freight.

Logistics.    We currently offer a wide range of transportation management services, including load consolidation, mode optimization and carrier management. When providing complete transportation services, we essentially replace the customer’s transportation department. Once we are hired as a single source logistics provider, we negotiate with intermodal, railcar, truckload and less-than-truckload carriers to move the customer’s freight through the supply chain and then dispatch each shipment for the customer.

We have expanded our service capabilities as customers increasingly outsource their transportation needs. We have established Logistics Centers of Excellence at certain of our operating locations. These locations, which service customers throughout the country, have experienced logistics personnel exclusively dedicated to selling our logistics service offerings and servicing our logistics customers.

Distribution Services.    We also operate through our subsidiary, Hub Group Distribution Services, LLC, which provides specialized distribution services such as installation of point-of-sale merchandise displays and time-sensitive delivery of pharmaceutical samples. Hub Distribution is responsible for its own operations, customer service, accounting, marketing and management information systems support.

Our Recent Operating Initiatives

Over the last three years, we have taken several steps to improve the profitability of our business. The benefits of these initiatives, which we summarize below, are beginning to positively affect our operating results. These major initiatives include:

•	A realignment of our operations, completed in February 2004, from a decentralized model, managed locally, to a network model, managed regionally and nationally. This change has simplified our structure by making us a single profit center and standardizing our service offerings across our network, which allows us to strategically price our services to benefit our entire network, not just one local office. Previously, we had a president at each operating center who was responsible for all functions of that center’s business (e.g., operations, sales and administrative). As part of our new network model, we created five new Executive Vice President positions (intermodal, highway (truck brokerage), logistics, sales and strategy and yield management). These individuals focus on their respective area of expertise. The Executive Vice Presidents of our business lines (intermodal, highway (truck brokerage) and logistics), working with our Executive Vice President—Strategy and Yield Management and our Executive Vice President—Sales, focus on growing their business lines and improving company-wide profitability.

•	The centralization of our pricing in April 2003. Our Executive Vice President—Strategy and Yield Management is now responsible for all transportation purchasing and pricing activities. We have centralized the management of our transportation purchasing and pricing activities, compared to our prior system where each of our operating centers purchased its transportation requirements and priced its services independently. Pricing centralization allows us to optimize our mix of transportation carriers to ensure that we are utilizing the lowest cost provider. This allows us to better manage rate increases, more competitively price our services and improve pricing performance reporting and tracking. As part of this initiative, we have also centralized our bidding activities, which we believe gives us a competitive advantage by better allowing us to respond to bid requests from major shippers seeking transportation services to and from multiple locations. Centralized pricing enables direct participation by our senior management team and allows us to take full advantage of our extensive data resources to produce competitive pricing.

•	The implementation of a significant cost reduction plan, which we initiated in 2002, to streamline our operations. We have reduced our headcount by 23.5% from 1,538 at December 31, 2001 to 1,176 at March 31, 2004.

•	The development of a new information technology system, completed in 2001, which links all of our operating centers under a single state-of-the-art Network Management System. As part of this process we created a new database to hold all of our strategic operating information, thereby giving us ready access to a wide variety of key management reports. We also implemented a new accounting and general ledger system that links all of our operating centers, except Hub Distribution, under a single system.

Our Operating Strategy

We intend to focus on our competitive advantages to increase our profits and returns to stockholders. The key elements of our strategy are:

Continue to Improve Operating Efficiencies.    We believe the initiatives we began implementing over the last several years will result in further cost savings and future revenue growth. These programs, which began with the reengineering of our Network Management System in 2001, also include our company-wide cost reduction plan to improve the efficiency of our operations and the realignment of our operations to a network model focused on the overall profitability of our business rather than the profitability of individual offices. As part of our realignment, we also have segregated operating responsibilities so that our intermodal, brokerage and logistics operations as well as our pricing activities are standardized across our network and managed by one of our Executive Vice Presidents. In addition, we enhanced our formal management processes and measures to increase the efficiency of each of our lines of business in order to reduce our overall costs per load.

Capitalize on Strong Industry Fundamentals.    We expect to benefit from the strong projected growth characteristics in the markets in which we compete. The U.S. intermodal market is expected to grow at a 7.7% average annual rate through 2009, according to the American Trucking Associations. This growth is expected to result from the ongoing conversion of more shipments from truckload to intermodal primarily due to intermodal’s cost advantages (estimated at 10% to 40%, depending on length of haul and rail ramp proximity) as well as trucking capacity issues due to various factors, including chronic driver shortages and high fuel prices. According to the American Trucking Associations, the U.S. trucking market is expected to grow at a 5.2% average annual rate through 2009. This growth, according to the American Trucking Associations, will be driven primarily by a continuation of the trend among manufacturers and retailers to minimize inventory levels. This typically requires smaller and more frequent movement of goods, a condition that trucking is better suited to handle than either rail or water. The North American third-party logistics services market grew at a 14.2% compound annual rate between 1998 and 2003, according to Armstrong & Associates. We believe the primary reason for this growth is greater outsourcing of logistic functions by shippers due to increasing supply chain complexity through globalization and lean inventory techniques. We believe that our established market position and longstanding relationships with rail carriers and trucking companies, coupled with our comprehensive range of services, will enable us to benefit from the expected strong growth of the intermodal, trucking and logistics industries.

Continue our Non-Asset Based Business Strategy.    We intend to continue our non-asset based strategy. This allows us to limit our investment in equipment and facilities and reduce our working capital requirements through relationships and operating arrangements with rail carriers, drayage companies, trucking companies, other transportation providers and leasing companies. In our intermodal, truck brokerage and logistics businesses, we arrange freight transportation for our customers with third-party equipment providers, railroads, drayage companies and trucking companies. Our relationships and operating arrangements provide us with access to freight terminals and facilities and control of transportation equipment without owning them. As a non-asset based third-party provider of intermodal, truck brokerage and logistics services, we are able to select the transportation mode and service that best meets our customers’ individual needs. By not being tied to owned equipment, we are able to offer a broad array of options and cost-effective services to our customers. We intend to continue to leverage our scale and experience managing large fleets to optimize the utilization of the equipment we control and the rates we receive from our third-party providers.

Leverage our Leading Nationwide Network.    We intend to take advantage of our nationwide network, including our dedicated fleet of containers, to increase the volume of freight transported through our network. In 2003, we used our dedicated containers for 25.7% of our intermodal loads. We can now offer competitive prices through network pricing while continuing to provide local shipping and market expertise for our customers. We are one of the few large transportation service providers with expertise in intermodal, truck brokerage and logistics services. Therefore, we believe we offer shippers more complete and cost-effective solutions to their transportation needs than most of our competitors.

Utilize our Superior Information Systems.    We believe we have one of the most technologically advanced information systems in the intermodal industry. Through our Network Management System, our intermodal operations have timely access to critical information, including the flow of freight into our service areas, rail and drayage rates and rail schedules. With this information, we are better able to meet our customers’ transportation needs in a timely and cost-effective manner while also providing the railroads with increased equipment utilization and balanced freight flows through network optimization (or yield management). Our Network Management System provides a real time environment for transmitting data among our operating centers and headquarters, as well as with our customers and vendors. Our Network Management System provides connectivity with each of the major rail carriers, enabling us to electronically tender and track shipments in a real time environment. We believe that our Network Management System provides us with a major competitive advantage in the intermodal industry.

Maintain our Strong Partnerships with Railroads.    Over the last 30 years, we have developed strong relationships with all of the major U.S. railroads by providing them with significant revenue, helping them maximize returns on their assets and reducing their costs. We aggressively market intermodal transportation services to shippers and often convince shippers to utilize intermodal services for freight that might otherwise have been transported by truck. Through our marketing efforts, we believe that we are the top revenue-producing IMC for each of the four largest U.S. railroads. Through our network, we help the railroads balance the flow of inbound and outbound freight from specific geographic areas, thereby enhancing utilization of intermodal containers and trailers. By relying on us, other IMCs and other intermodal competitors to act as their marketing agents, railroads avoid the substantial overhead costs associated with large sales and marketing staffs. We believe that as railroads continue to seek to cut costs and focus on their core operations, our relationship with them will become even more important.

Industry Background

We operate in the U.S. commercial freight transportation market. This market includes trucking/highway (both for-hire and private carriers); rail (including intermodal); water; air; and pipeline. According to the American Trucking Associations’ U.S. freight transportation forecast, the market totaled $701.9 billion in 2003 and is expected to grow to $917.7 billion in 2009, representing a 5.1% average annual growth rate. We primarily operate in the intermodal and trucking segments of this market. The market is dominated by trucking, which represented $610.1 billion (or 86.9%) of the industry in 2003.

Intermodal.    Intermodal transportation is primarily used for long-haul shipments (typically 750 miles or more) where rail has a significant cost advantage over trucking. This cost advantage is estimated at 10% to 40%, depending on the length of haul and rail ramp proximity. The American Trucking Associations estimated the intermodal market to be $7.6 billion, or approximately 1.1% of the U.S. commercial freight transportation market, in 2003. Over the last several years, growth of intermodal transportation has been constrained by real and perceived service issues with railroads, much of which has been attributed to the significant consolidation among the railroads in the 1990s. Future growth in this segment is expected to result from the ongoing conversion of shipments to intermodal, primarily due to cost advantages as well as trucking capacity issues due to various factors, including chronic driver shortages and high fuel prices. The American Trucking Associations projects, on average, intermodal volumes will grow 5.4% and revenue will grow 7.7% per year through 2009.

Trucking/Highway.    The trucking/highway segment is divided into the truckload and less-than-truckload sectors, each of which is highly fragmented. Trucking enjoys an excellent reputation among shippers for its history of on-time delivery and flexibility. In short-haul routes, trucking represents the least expensive mode of transportation. As a result, about 70% of all truckload hauls are 500 miles or less. On longer hauls, trucking is often at a cost disadvantage versus other modes of transportation, such as rail, due to capacity limitations and high variable costs related to fuel and labor. Also, the trucking industry has experienced several regulatory changes over the last few years, including the U.S. Environmental Protection Agency’s stricter emissions standards for diesel engines, effective in October 2002, and the Department of Transportation’s new hours of service rules, effective in January 2004, which limit drivers’ driving hours. The American Trucking Associations estimates, on average, trucking volumes will grow 2.8% and revenue will grow 5.2% per year through 2009.

Truck brokerage represents a subsegment of the trucking/highway market and involves shippers’ outsourcing of trucking services to a third-party broker who acts on behalf of the shipper. Truck brokerage allows the broker to offer trucking services without owning the equipment, thereby facilitating a low investment in transportation equipment and greater operating flexibility. Truck brokers also provide advantages to trucking companies because they enable trucking companies to obtain additional loads without added sales efforts while reducing empty miles, idle equipment and freight lane imbalances.

Logistics.    According to Armstrong & Associates, North American third-party logistics service providers represented approximately $76.9 billion of shippers’ expenditures in 2003, an 8.2% increase over 2002, and grew at a compound annual rate of approximately 14.2% between 1998 and 2003. We believe the primary reason for this growth can be attributed to outsourcing of logistics functions by shippers due to increasing supply chain complexity through globalization and lean inventory techniques. We believe this outsourcing trend will continue as more shippers recognize the cost benefits of outsourcing supply chain activities, increase their global trade and sourcing, need more time definite delivery of goods as well as automated shipment tracking, shipment optimization and data processing that require sophisticated information technology systems.

Network

We currently have 21 operating centers in our network. They are located in the following metropolitan areas:

Atlanta	Indianapolis	Pittsburgh	Seattle
Baltimore	Kansas City	Portland	Toledo
Boston	Los Angeles	Rochester	Toronto, Canada
Chicago	Memphis	St. Louis
Cleveland	Milwaukee	Salt Lake City
Houston	New York City	San Francisco

Our entire network is interactively connected through our proprietary Network Management System. This enables us to move freight into and out of every major city in the United States, Canada and Mexico.

Each operating center manages the freight originating in its service area. In a typical intermodal transaction, the customer contacts the local operating center to place an order. The operating center consults with the centralized pricing group, obtains the necessary intermodal equipment, arranges for it to be delivered to the customer by a drayage company and, after the freight is loaded, arranges for the transportation of the container or trailer to the rail ramp. Relevant information is entered into our Network Management System by the assigned operating center. Our predictive track and trace technology then monitors the shipment to ensure that it arrives as scheduled and alerts the customer service personnel if there are service delays. The assigned operating center then arranges for and confirms delivery by a drayage company at destination. After unloading, the empty equipment is made available for reloading by the local operating center in the delivery market.

We provide brokerage services to our customers in a similar manner. In a typical brokerage transaction, the customer contacts the local operating center to obtain a price quote for a particular freight movement. The customer then provides appropriate shipping information to the local operating center. The local operating center makes the delivery appointment and arranges with the appropriate carrier to pick up the freight. Once it receives confirmation that the freight has been picked up, the local operating center monitors the movement of the freight until it reaches its destination and the delivery has been confirmed. If the carrier notifies us that after delivering the load it will need additional freight, we may notify the operating center located nearest the destination of the carrier’s availability. Although under no obligation to do so, the local operating center then may attempt, if requested by the carrier, to secure freight for the carrier.

Marketing and Customers

We believe that fostering long-term customer relationships is critical to our success. Through these long-term relationships, we are able to better understand our customers’ needs and tailor our transportation services to the specific customer, regardless of the customer’s size or volume. We currently have full-time marketing representatives at each operating center and sales office with primary responsibility for servicing local, regional and national accounts. These sales representatives directly or indirectly report to our Executive Vice President—Sales. This model allows us to provide our customers with both a local marketing contact and access to our competitive rates as a result of being a large, national transportation services provider.

Our marketing effort has produced a large, diverse customer base, with no customer representing more than 5.0% of our total revenue in 2003. We service customers in a wide variety of industries, including consumer products, retail, paper products, manufactured products, automotive parts and electronic equipment.

We have a joint marketing relationship with TMM Logistics, a wholly owned subsidiary of Grupo TMM, a Mexican logistics and transportation company. TMM Logistics provides sales support and operating execution within Mexico, and we furnish the same capabilities in Canada and the United States for TMM Logistics.

Management Information Systems

A primary component of our business strategy is the continued improvement of our Network Management System and other technology to ensure that we will remain a leader among transportation providers in information processing for transportation services. Our Network Management System consists of proprietary software running on IBM AS/400 computers located at a secure offsite data center. All of our operating centers are linked together with these AS/400 computers using a frame relay network. This configuration provides a real-time environment for transmitting data among our operating centers and headquarters. We also make extensive use of electronic data interchange, allowing each operating center to communicate electronically with each railroad, many drayage companies, certain trucking companies and those customers with EDI capabilities.

Our Network Management System is the primary mechanism used by our operating centers to handle our intermodal and truck brokerage (highway services) businesses. The Network Management System processes customer transportation requests, tenders and tracks shipments, prepares customer billing, establishes account profiles and retains critical information for analysis. The Network Management System provides connectivity with each of the major rail carriers, enabling us to electronically tender and track shipments in a real-time environment. In addition, the Network Management System’s EDI features offer EDI-capable customers a completely paperless process, including load tendering, shipment tracking, billing and remittance processing. We aggressively pursue opportunities to establish EDI interfaces with our customers, railroads, trucking companies and drayage companies.

To better manage our logistics business, we use specialized software that includes planning and execution solutions. This sophisticated transportation management software enables us to offer supply chain planning and logistics managing, modeling, optimizing and monitoring for our customers. We use this software when offering logistics management services to customers that ship via multiple modes, including intermodal, truckload and less-than-truckload, allowing us to optimize mode and carrier selection and routing for our customers. This software is integrated with our Network Management System and our accounting system.

Our website, www.hubgroup.com, is designed to allow our customers and vendors to do business with us easily online. Through Vendor Interface, we tender loads to drayage companies using the Internet rather than phones or faxes. Vendor Interface also captures event status information, allows vendors to view outstanding paperwork requirements and helps facilitate paperless invoicing. We currently tender substantially all of our drayage loads using Vendor Interface or EDI. Customer Advantage allows customers to receive immediate pricing, place orders, track shipments and review historical shipping data through a variety of reports we can provide them over the Internet. All of our current Internet applications are integrated with the Network Management System.

Relationship with Railroads and other Service Providers

A key element of our business strategy is to strengthen our close working relationship with each of the major intermodal railroads in the United States. We view our relationship with the railroads as a partnership. Due to our size and relative importance, many railroads have dedicated support personnel to focus on our day-to-day service requirements. On a regular basis, senior executives of Hub Group and each of the railroads meet to discuss major strategic issues concerning intermodal transportation. Several of our executive officers, including both our Chairman and President, are former railroad employees, which makes them well-suited to understand the railroads’ service capabilities.

We have relationships with each of the following major railroads:

Burlington Northern Santa Fe	Florida East Coast
Canadian National	Kansas City Southern
Canadian Pacific	Norfolk Southern
CSX	Union Pacific

We also have relationships with each of the following major service providers:

Hanjin Shipping	Mitsui O.S.K. Lines (America)
K-Line America	Pacer International
Maersk Sea-Land

These relationships govern the transportation services and payment terms by which our intermodal shipments are handled by the railroads. Transportation rates are market driven and are typically negotiated between us and the railroads or other major service providers on a route or customer specific basis. Consistent with industry practice, many of the rates we negotiate are special commodity quotations (“SCQs”), which provide discounts from published price lists based on competitive market factors and are designed by the railroads or major service providers to attract new business or to retain existing business. SCQ rates are generally issued for the account of a single IMC. SCQ rates apply to specific customers in specified shipping lanes for a specific period of time, usually six to 12 months.

We also manage a fleet of containers under our Premier Service Network with the Burlington Northern Santa Fe and Norfolk Southern rail networks. Under agreements with both railroads, we managed, as of May 31, 2004, 5,568 containers owned by Burlington Northern Santa Fe and 1,292 containers owned by Norfolk Southern. These containers are for our dedicated use on the respective rail systems and are fully interchangeable across both rail networks.

Relationship with Drayage Companies

We have a “Quality Drayage Program,” which consists of agreements and rules that govern the framework by which many drayage companies perform services for us. Participants in the program commit to provide high quality service along with clean and safe equipment, maintain a defined on-time performance level and follow specified procedures designed to minimize freight loss and damage. We negotiate drayage rates for transportation between specific origin and destination points.

In markets where adequate quality drayage service is not available, we supplement third-party drayage services with our own drayage operations, which we operate through our subsidiaries. Our drayage operations employ their own drivers and also contract with owner-operators who supply their own trucks.

Relationship with Trucking Companies

Our truck brokerage operation has a large and growing number of active trucking companies that we use to transport freight. The local operating centers deal daily with these trucking companies on an operating level. Our corporate headquarters handles the administrative and regulatory aspects of the trucking company relationship. Our relationships with these trucking companies are important since these relationships determine pricing, load coverage and overall service.

Risk Management and Insurance

We require all drayage companies participating in our Quality Drayage Program to carry at least $1.0 million in general liability insurance, $1.0 million in truckman’s auto liability insurance and a minimum of $100,000 in cargo insurance. Railroads, which are self-insured, provide limited cargo protection, generally up to $250,000 per shipment. To cover freight loss or damage when a carrier’s liability cannot be established or a carrier’s insurance is insufficient to cover the claim, we carry our own cargo insurance with a limit of $1.0 million per container or trailer and a limit of $20.0 million in the aggregate. We also carry general liability insurance with limits of $1.0 million per occurrence and $2.0 million in the aggregate with a companion $25.0 million umbrella liability policy.

We maintain separate insurance policies to cover potential exposure from our company-owned drayage operations. We have general liability insurance with limits of $1.0 million per occurrence and $2.0 million in the aggregate, truckman’s auto liability with limits of $1.0 million and a companion $20.0 million umbrella liability policy.

Government Regulation

Hub Highway Services and one of our subsidiaries are licensed by the Department of Transportation as brokers in arranging for the transportation of general commodities by motor vehicle. To the extent that the operating centers perform truck brokerage services, they do so under these licenses. The Department of Transportation prescribes qualifications for acting in this capacity, including a $10,000 surety bond that we have posted. To date, compliance with these regulations has not had a material adverse effect on our results of operations or financial condition. However, the transportation industry is subject to legislative or regulatory changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and cost of providing, transportation services.

Competition

The transportation services industry is highly competitive. We compete against other IMCs, as well as logistics companies, third-party brokers, trucking companies and railroads that market their own intermodal services. Several larger trucking companies have entered into agreements with railroads to market intermodal services nationwide. Competition is based primarily on freight rates, quality of service, reliability, transit time and scope of operations. Several transportation service companies and trucking companies, and all of the major railroads, have substantially greater financial and other resources than we do.

Employees

As of March 31, 2004, we had 1,176 employees. We are not a party to any collective bargaining agreement and consider our relationship with our employees to be satisfactory.

MANAGEMENT

The following table presents information about our directors and management as of May 31, 2004.

Name	Age	Position
Phillip C. Yeager	76	Chairman of the Board of Directors
David P. Yeager	51	Vice Chairman of the Board of Directors and Chief Executive Officer
Thomas L. Hardin	58	President
Mark A. Yeager	39	President-Field Operations, Chief Operating Officer and Director
Thomas M. White	46	Senior Vice President, Chief Financial Officer and Treasurer
James B. Gaw	54	Executive Vice President-Sales
Daniel F. Hardman	55	Executive Vice President-Intermodal
Christopher R. Kravas	38	Executive Vice President-Strategy and Yield Management
Donald G. Maltby	49	Executive Vice President-Logistics
David L. Marsh	37	Executive Vice President-Highway
Dennis R. Polsen	50	Executive Vice President of Information Services
Terri A. Pizzuto	45	Vice President of Finance
David C. Zeilstra	34	Vice President, Secretary and General Counsel
Gary D. Eppen	68	Director
Charles R. Reaves	65	Director
Martin P. Slark	49	Director

Phillip C. Yeager, our founder, has been our Chairman of the Board since October 1985. From April 1971 to October 1985, Mr. Yeager served as President of Hub Chicago. Mr. Yeager became involved in intermodal transportation in 1959, five years after the introduction of intermodal transportation in the United States, as an employee of the Pennsylvania and Pennsylvania Central Railroads. He spent 19 years with the Pennsylvania and Pennsylvania Central Railroads, 12 of which involved intermodal transportation. In 1991, Mr. Yeager was named Man of the Year by the Intermodal Transportation Association. In 1995, he received the Salzburg Practitioners Award from Syracuse University in recognition of his lifetime achievements in the transportation industry. In October 1996, Mr. Yeager was inducted into the Chicago Area Entrepreneurship Hall of Fame sponsored by the University of Illinois at Chicago. In March 1997, he received the Presidential Medal from Dowling College for his achievements in transportation services. In September 1998, he received the Silver Kingpin award from the Intermodal Association of North America and, in February 1999, he was named Transportation Person of the Year by the New York Traffic Club. Mr. Yeager graduated from the University of Cincinnati in 1951 with a Bachelor of Arts in Economics. Mr. Yeager is the father of David P. Yeager and Mark A. Yeager.

David P. Yeager has served as our Vice Chairman of the Board since January 1992 and as our Chief Executive Officer since March 1995. From October 1985 through December 1991, Mr. Yeager was President of Hub Chicago. From 1983 to October 1985, he served as Vice President, Marketing of Hub Chicago. Mr. Yeager founded the St. Louis Hub in 1980 and served as its President from 1980 to 1983. Mr. Yeager founded the Pittsburgh Hub in 1975 and served as its President from 1975 to 1977. Mr. Yeager received a Masters in Business Administration from The University of Chicago in 1987 and a Bachelor of Arts from the University of Dayton in 1975. Mr. Yeager is the son of Phillip C. Yeager and the brother of Mark A. Yeager.

Thomas L. Hardin has served as our President since October 1985 and served as our Chief Operating Officer and Director from March 1995 through May 2004. From January 1980 to September 1985, Mr. Hardin was Vice President-Operations and, from June 1972 to December 1979, he was our General Manager. Prior to joining us, Mr. Hardin worked for the Missouri Pacific Railroad where he held various marketing and pricing positions. Mr. Hardin is the former Chairman of the Intermodal Association of North America.

Mark A. Yeager has been our President-Field Operations since July 1999 and has served as our Chief Operating Officer and Director since May 2004. From November 1997 through June 1999, Mr. Yeager was Division President, Secretary and General Counsel. From March 1995 to November 1997, Mr. Yeager was Vice President, Secretary and General Counsel. From May 1992 to March 1995, Mr. Yeager served as our Vice President-Quality. Prior to joining us in 1992, Mr. Yeager was an associate at the law firm of Grippo & Elden from January 1991 through May 1992 and an associate at the law firm of Sidley & Austin from May 1989 through January 1991. Mr. Yeager received a Juris Doctor from Georgetown University in 1989 and a Bachelor of Arts from Indiana University in 1986. Mr. Yeager is the son of Phillip C. Yeager and the brother of David P. Yeager.

Thomas M. White has been our Senior Vice President, Chief Financial Officer and Treasurer since June 2002. Prior to joining us, Mr. White was a Managing Partner-Business Process Outsourcing at Arthur Andersen, LLP. Mr. White worked for Arthur Andersen, LLP for 23 years, holding various positions, including Managing Partner of the Kansas City, Missouri office and Omaha, Nebraska office. Mr. White received a Masters in Science and Industrial Administration from Purdue University in 1985 and a Bachelor of Business Administration from Western Michigan University in 1979. Mr. White is a CPA and a member of the American Institute of Certified Public Accountants.

James B. Gaw has been our Executive Vice President-Sales since February 2004. From December 1996 through January 2004, Mr. Gaw was President of Hub North Central, located in Milwaukee. From 1990 through late 1996, he was Vice President and General Manager of Hub Chicago. Mr. Gaw joined Hub Chicago as Sales Manager in 1988. Mr. Gaw’s entire career has been spent in the transportation industry, including 13 years of progressive leadership positions at Itofca, an intermodal marketing company, and Flex Trans. Mr. Gaw received a Bachelor of Science from Elmhurst College in 1973.

Daniel F. Hardman has been our Executive Vice President-Intermodal since February 2004. Mr. Hardman has been employed by us since 1982, serving as President of Hub Chicago, the largest Hub office, from December 1992 to January 2004. From 1982 to late 1992, Mr. Hardman held various positions with us, including General Manager of Sales and Vice President for Hub Chicago and President of Hub Charlotte. Mr. Hardman is a former director of the Intermodal Transportation Association and is a member of the Chicago Traffic Club and the Chicago Intermodal Transportation Association. Mr. Hardman is a 1991 graduate of the Certificate Program in Business Administration from the University of Illinois.

Christopher R. Kravas has been our Executive Vice President-Strategy and Yield Management since December 2003. From February 2002 through November 2003, Mr. Kravas served as President of Hub Highway Services. From February 2001 through December 2001, Mr. Kravas was Vice President-Enron Freight Markets. Mr. Kravas joined Enron after it acquired Webmodal, an intermodal business he founded. Mr. Kravas was Chief Executive Officer of Webmodal from July 1999 through February 2001. From 1989 through June 1999, Mr. Kravas worked for the Burlington Northern and Santa Fe Railway Company in various positions in the intermodal business unit and finance department. Mr. Kravas received a Masters in Business Administration in 1994 from the University of Chicago and a Bachelor of Arts in 1987 from Indiana University.

Donald G. Maltby has been our Executive Vice President-Logistics since February 2004. Mr. Maltby previously served as President of Hub Online, our e-commerce division from February 2000 through January 2004. Mr. Maltby also served as President of Hub Cleveland from July 1990 through January 2000 and from April 2002 to January 2004. Prior to joining us, Mr. Maltby served as President of Lyons Transportation, a wholly owned subsidiary of Sherwin Williams Company, from 1988 to 1990. In his career at Sherwin Williams, which began in 1981 and continued until he joined us in 1990, Mr. Maltby held a variety of management positions including Vice—President of Marketing and Sales for the Transportation Division. Mr. Maltby has been in the transportation and logistics industry since 1976, holding various executive and management positions. Mr. Maltby received a Masters in Business Administration from Baldwin Wallace College in 1982 and a Bachelor of Science from the State University of New York in 1976.

David L. Marsh has been our Executive Vice President-Highway since February 2004. Mr. Marsh previously served as President of Hub Ohio from January 2000 through January 2004. Mr. Marsh joined us in March 1991 and became General Manager of Hub Indianapolis in 1993, a position he held through December 1999. Prior to joining us, Mr. Marsh worked for Carolina Freight Corporation, a less-than-truckload carrier, starting in January 1990. Mr. Marsh received a Bachelor of Science in Marketing and Physical Distribution from Indiana University-Indianapolis in December 1989. Mr. Marsh has been a member of the American Society of Transportation and Logistics, the Indianapolis Traffic Club, the Council for Logistics Management and served as an advisor to the Indiana University-Indianapolis internship program for transportation and logistics. Mr. Marsh was honored as the Indiana Transportation Person of the Year for 1999.

Dennis R. Polsen has been our Executive Vice President of Information Services since February 2004. From September 2001 to January 2004, Mr. Polsen was our Vice President-Chief Information Officer and, from March 2000 through August 2001, Mr. Polsen was our Vice-President of Application Development. Prior to joining us, Mr. Polsen was Director of Applications for Humana, Inc. from September 1997 through February 2000 and spent 14 years prior to that developing, implementing and directing transportation logistics applications at Schneider National, Inc. Mr. Polsen received a Masters in Business Administration in May of 1983 from the University of Wisconsin Graduate School of Business and a Bachelor of Business Administration in May of 1976 from the University of Wisconsin, Milwaukee. Mr. Polsen is a past member of the American Trucking Association.

Terri A. Pizzuto has been our Vice President of Finance since July 2002. Prior to joining us, Ms. Pizzuto was a Partner in the Assurance and Business Advisory Group at Arthur Andersen LLP. Ms. Pizzuto worked for Arthur Andersen LLP for 22 years, holding various positions and serving numerous transportation companies. Ms. Pizzuto received a Bachelor of Science in Accounting from the University of Illinois in 1981. Ms. Pizzuto is a CPA and a member of the American Institute of Certified Public Accountants.

David C. Zeilstra has been our Vice President, Secretary and General Counsel since July 1999. From December 1996 through June 1999, Mr. Zeilstra was our Assistant General Counsel. Prior to joining us, Mr. Zeilstra was an associate with the law firm of Mayer, Brown & Platt from September 1994 through November 1996. Mr. Zeilstra received a Juris Doctor from Duke University in 1994 and a Bachelor of Arts from Wheaton College in 1990.

Gary D. Eppen has been our director since February 1996. Now retired, Mr. Eppen was formerly the Ralph and Dorothy Keller Distinguished Service Professor of Operations Management and Deputy Dean for part-time programs in the Graduate School of Business at The University of Chicago. He received a Ph.D. in Operations Research from Cornell University in 1964, a Master of Science in Industrial Engineering from the University of Minnesota in 1960, a Bachelor of Science from the University of Minnesota in 1959 and an Associate in Arts degree in Pre-Engineering from Austin Junior College in 1956.

Charles R. Reaves has been our director since February 1996. Since 1994, Mr. Reaves has been President and Chief Executive Officer of Reaves Enterprises, Inc., a real estate development company. From April 1962 until November 1994, Mr. Reaves worked for Sears, Roebuck and Co. in various positions, most recently as President and Chief Executive Officer of Sears Logistics Services, Inc., a transportation, distribution and home delivery subsidiary of Sears, Roebuck and Co. Mr. Reaves received a Bachelor of Science in Business Administration from Arkansas State University in 1961.

Martin P. Slark has been our director since February 1996. Since 1976, Mr. Slark has been employed by Molex Incorporated, a manufacturer of electronic, electrical and fiber optic interconnection products and systems. Having worked for Molex Incorporated in Europe, the United States and Asia, Mr. Slark is presently a Director and President and Chief Operating Officer of Molex Incorporated. Mr. Slark is a fellow of the British Institute of Management and received a Masters in Business Administration from the University of East London in 1993, a Post-Graduate Diploma in Management Studies from Portmouth University and a Bachelor of Science in Engineering from Reading University in 1977.

SELLING STOCKHOLDERS

The following table presents information with respect to the beneficial ownership by the selling stockholders of our Class A common stock and Class B common stock as of May 31, 2004 and as adjusted to reflect this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares of Class A common stock beneficially owned by a person and the percentage ownership of that person, shares of Class A common stock that are subject to options held by that person that are currently exercisable or exercisable within 60 days of May 31, 2004 are deemed outstanding. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, each stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or her. The shares of Class B common stock are convertible on a one-for-one basis at any time into shares of Class A common stock. However, we include the shares of Class B common stock under the headings “Common Stock Beneficially Owned Prior to Offering-Class B” and “Common Stock Beneficially Owned After Offering-Class B,” but not under the headings “Common Stock Beneficially Owned Prior to Offering-Class A” and “Common Stock Beneficially Owned After Offering-Class A.” Unless otherwise indicated, the address of all selling stockholders is c/o Hub Group, Inc., 3050 Highland Parkway, Suite 100, Downers Grove, Illinois 60515.

Name	Common Stock Beneficially Owned Prior to Offering				Number of Shares of Class A Common Stock Offered Hereby	Class Stock Beneficially Owned After Offering
	Class A		Class B			Class A		Class B
	No. of Shares	Percent of Class	No. of Shares	Percent of Class		No. of Shares	Percent of Class	No. of Shares	Percent of Class
David P. Yeager(1)(2)	426,018	5.6%	662,296	100%	40,000	386,018	4.1%	662,296	100%
Mark A. Yeager(1)(3)	431,567	5.7%	662,296	100%	40,000	391,567	4.2%	662,296	100%
Thomas L. Hardin(4)	96,484	1.3%	—	—	20,000	76,484	0.8%	—	—

(1)	Members of the Yeager family own all of the shares of Class B common stock. The Yeager family members are parties to a stockholder’s agreement pursuant to which they have agreed to vote all of their shares of Class B common stock in accordance with the vote of the holders of a majority of such shares. Except as provided in notes 2 and 3 below, each of the Yeager family members disclaims beneficial ownership of the shares of Class B common stock held by the other Yeager family members. The Class B common stock represents approximately 58.7% of the total votes allocable to the common stock after the offering.
(2)	Includes (a) 46,794 shares of Class B common stock owned by the Laura C. Yeager 1994 GST Trust, (b) 46,794 shares of Class B common stock owned by the Matthew D. Yeager 1994 GST Trust, (c) 46,794 shares of Class B common stock owned by the Phillip D. Yeager 1994 GST Trust and (d) 54,909 shares of Class A common stock owned by the David P. Yeager Perpetual Trust, for which, in the case of (a), (b), (c) and (d), David P. Yeager serves as sole trustee and has sole investment and voting discretion, (e) 419,127 shares of Class B common stock as to which David P. Yeager may be deemed to have shared voting discretion pursuant to the Yeager family stockholders agreement (see Note 1 above), (f) 63,334 shares of Class A common stock issuable upon exercise of options and (g) 32,800 shares of restricted stock. The amount shown under the heading “Number of Shares of Class A Common Stock Offered Hereby” includes 20,000 shares of Class A common stock to be sold by the David P. Yeager Perpetual Trust. If the underwriters exercise their over-allotment option in full, David P. Yeager will beneficially own 231,109 shares of the Class A common stock, representing 2.5% of the Class A common stock following the offering.
(3)

Includes (a) 43,758 shares of Class A common stock and 36,794 shares of Class B common stock owned by the Alexander B. Yeager 1994 GST Trust, (b) 43,758 shares of Class A common stock and 36,794 shares of Class B common stock owned by the Samantha N. Yeager 1994 GST Trust and (c) 54,908 shares of Class A common stock owned by the Mark A. Yeager Perpetual Trust, for which, in the case of (a), (b) and (c), Mark A. Yeager serves as sole trustee and has sole investment and voting discretion, (d) 501,914 shares of

Class B common stock as to which Mark A. Yeager may be deemed to have shared voting discretion pursuant to the Yeager family stockholders agreement (see Note 1 above), (e) 46,334 shares of Class A common stock issuable upon exercise of options and (f) 21,150 shares of restricted stock. The amount shown under the heading “Number of Shares of Class A Common Stock Offered Hereby” includes 20,000 shares of Class A common stock to be sold collectively by the Alexander B. Yeager 1994 GST Trust, the Samantha N. Yeager 1994 GST Trust and the Mark A. Yeager Perpetual Trust. If the underwriters exercise their over-allotment option in full, Mark A. Yeager will beneficially own 261,476 shares of the Class A common stock, representing 2.8% of the Class A common stock following the offering.

(4)	Includes 55,334 shares of Class A common stock issuable upon exercise of options and 21,150 shares of restricted stock.

DESCRIPTION OF CAPITAL STOCK

In this section we describe the material features and rights of our capital stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to applicable Delaware law and our amended certificate of incorporation and bylaws, each of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock consists of 12,337,700 shares of Class A common stock, 662,300 shares of Class B common stock and 2,000,000 shares of preferred stock. As of May 31, 2004, had this offering been completed, there would have been 9,324,372 shares of Class A common stock outstanding, 662,296 shares of Class B common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights.    The holders of Class A common stock have one vote per share and the holders of the Class B common stock have 20 votes per share. Except as otherwise required by law, the holders of the Class A common stock and the Class B common stock vote together as a single class with respect to all matters submitted for a vote of stockholders. Under Delaware’s corporation law, any proposal to amend our certificate of incorporation to change the rights, preferences and limitations of the Class A common stock must be approved by the holders of Class A common stock, voting together as a single class, and any proposal to amend our certificate of incorporation to change the rights, preferences and privileges and limitations of the Class B common stock must be approved by the holders of Class B common stock, voting together as a single class. Shares of Class A common stock and Class B common stock do not have cumulative voting rights.

Until such time as sufficient shares of Class B common stock are converted to shares of Class A common stock or we issue sufficient shares of Class A common stock to dilute the voting power of the holders of the Class B common stock, the holders of Class B common stock will have the power to defeat any attempt to acquire control of Hub Group even though such a change in control may be favored by stockholders holding substantially more than a majority of our outstanding shares of Class A common stock. This may have the effect of precluding holders of Class A common stock from receiving any premium above market price for their shares which may be offered in connection with any such attempt to acquire control. The holders of Class B common stock will also generally have the power to effect certain fundamental corporate changes, such as a sale of substantially all of our assets, a merger involving us, or an amendment to our certificate of incorporation that does not directly affect the rights of holders of Class A common stock, without the approval of holders of Class A common stock. The holders of the Class B common stock have agreed to vote their shares of Class B common stock in accordance with the vote of the holders of a majority of such shares.

Dividend Rights.    Each share of Class A common stock and Class B common stock is entitled to dividends if, as and when dividends are declared by our Board of Directors. Any dividend declared and payable in cash, our capital stock (other than Class A common stock or Class B common stock) or other property must be paid equally on a share-for-share basis on Class A common stock and Class B common stock. Dividends and distributions payable in shares of Class A common stock may be paid only on shares of Class A common stock, and dividends and distributions payable in shares of Class B common stock may be paid only on shares of Class B common stock. If a dividend or distribution payable in Class A common stock is made on Class A common stock, the number of votes per share to which the holders of Class B common stock are entitled will be adjusted in order to keep the voting power of the Class B common stock consistent with the voting power of the Class B common stock prior to the dividend or distribution of shares of Class A common stock. If a dividend or distribution payable in Class B common stock is made on Class B common stock, a simultaneous and equivalent dividend or distribution in Class A common stock must be made on Class A common stock.

Conversion Rights.    The Class A common stock is not convertible. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of and without cost to the holder thereof. In addition, the Class B common stock automatically converts on a share-for-share basis into a Class A common stock in the event of a transfer of the Class B common stock to any person other than Phillip C. Yeager, Chairman of our Board of Directors, or members of his immediate family. For purposes of the preceding sentence, immediate family means the descendants (whether natural or adopted) of Mr. Yeager, the spouse of Mr. Yeager or any descendant (whether natural or adopted) of Mr. Yeager, an estate of any of the foregoing, any trust for the primary benefit of any one or more of the foregoing and any corporation, proprietorship, firm, partnership, limited partnership, trust, association or other entity, all of the outstanding equity securities of which are owned by any one or more of the foregoing.

Liquidation Rights.    The holders of the Class A common stock and the holders of the Class B common stock are entitled to participate equally on a share-for-share basis in all distributions to the holders of common stock in any liquidation, distribution or winding up of Hub Group, subject to the rights of the holders of any series of preferred stock. If a dividend or distribution payable in Class A common stock is made on the Class A common stock, the liquidation preference on the Class B common stock will be adjusted proportionately.

Preemptive Rights.    Neither the holders of Class A common stock nor the holders of Class B common stock have preemptive rights to purchase shares of any class of our capital stock.

Redemption and Sinking Fund Privileges.    Neither the holders of the Class A common stock nor the holders of the Class B common stock have any redemption or sinking fund privileges.

Other Terms.    Upon any subdivision, consolidation, reclassification or other change in the Class A common stock, the Class B common stock will be adjusted proportionately such that the Class B common stock retains the same relative voting power as prior to the subdivision, consolidation, reclassification or other change. The Class B common stock may not be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the Class A common stock is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

In any merger, consolidation or business combination, the consideration to be received per share by holders of either Class A common stock or Class B common stock must be identical to that received by holders of the other class of common stock, except that in any such transaction in which shares of capital stock are distributed, such shares may differ as to voting rights only to the extent that voting rights now differ between Class A common stock and Class B common stock.

The rights, preferences and privileges of holders of both classes of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Registrar and Transfer Agent.    LaSalle Bank in Chicago, Illinois is the registrar and transfer agent for our common stock.

Listing.    Our common stock is traded on The Nasdaq National Market under the symbol “HUBG.”

Preferred Stock

Our certificate of incorporation authorizes our Board of Directors to create and issue one or more series of preferred stock and determine the rights and preferences of each series, to the extent permitted by the certificate of incorporation and applicable law. Among other rights, our Board of Directors may determine:

•	the number of shares constituting the series and the distinctive designation of the series;

•

the rate of dividend, if any, and whether (and if so, on what terms and conditions) dividends shall be cumulative (and, if so, whether unpaid dividends shall compound or accrue interest) or shall be payable in preference or in any other relation to the dividends payable on any other class or classes of stock or any other series of the preferred stock;

•	whether the series shall have voting rights in addition to the voting rights provided by law and, if so, the terms and extent of such voting rights;

•	whether the shares shall be issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange (including, without limitation, the price or prices or the rate or rates of conversion or exchange or any terms for adjustment thereof);

•	whether the shares may be redeemed and, if so, the terms and conditions on which they may be redeemed (including, without limitation, the dates upon or after which they may be redeemed and the price or prices at which they may be redeemed, which price or prices may be different in different circumstances or at different redemption dates);

•	the amounts, if any, payable upon the shares in the event of voluntary liquidation, dissolution or winding up of Hub Group in preference of shares of any other class or series and whether the shares shall be entitled to participate generally in distributions on the common stock under such circumstances;

•	the amounts, if any, payable under the shares thereof in the event of involuntary liquidation, dissolution or winding up of Hub Group in preference of shares of any other class or series and whether the shares shall be entitled to participate generally in distributions on the common stock under such circumstances;

•	sinking fund provisions, if any, for the redemption or purchase of the shares; and

•	any other relative rights, preferences, limitations and powers of that series.

Anti-Takeover Effects of Delaware Law and Certificate of Incorporation and By-Laws

Our certificate of incorporation and by-laws and Section 203 of the Delaware corporate law contain certain provisions that may make more difficult the acquisition of control of Hub Group by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our Board of Directors. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares.

Delaware General Corporation Law and Business Combination Provision.    Section 203 of the Delaware corporate law prohibits certain “business combination” transactions between a publicly-held Delaware corporation, such as Hub Group, and any “interested stockholder” for a period of three years after the date on which the latter became an interested stockholder, unless:

•	prior to that date, either the proposed business combination or the proposed acquisition of stock resulting in its becoming an interested stockholder is approved by the Board of Directors;

•	in the same transaction in which it becomes an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation that are not held by the directors, officers or certain employee stock plans; or

•	the business combination with the interested stockholder is approved by the Board of Directors and also approved at a stockholders’ meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of our voting stock other than shares held by the interested stockholder.

An “interested stockholder” is defined in Section 203 of the corporation law, with certain exceptions, as any person that:

•	is the owner of 15% or more of the outstanding voting stock of a corporation; or

•	is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which the determination is to be made as to such person’s status as an interested stockholder.

Availability of Shares of Capital Stock for Future Issuance.    The availability for issue of shares of preferred stock and Class A common stock by us without further action by stockholders (except as may be required by applicable stock exchange or Nasdaq National Market regulations) could be viewed as enabling the Board of Directors to make more difficult a change in control of Hub Group, including by issuing warrants or rights to acquire shares of preferred stock or Class A common stock to discourage or defeat unsolicited stock accumulation programs and acquisition proposals and by issuing shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of us. We have no present plans to issue any shares of preferred stock or Class A common stock other than as offered hereby or as contemplated under our Long-Term Incentive Plans.

Special Meetings.    The certificate of incorporation provides that, except as otherwise required by law, special meetings of the stockholders can only be called by a majority of our entire Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer or the holders of our stock having at least a majority of the votes entitled to vote at such meeting. Any call for a special meeting must specify the matters to be acted upon at the meeting.

Other Constituencies Provision.    Our certificate of incorporation provides that, in addition to any other consideration that the Board of Directors may lawfully take into account, in determining whether to take or refrain from taking corporate action on any matter, including proposing any matter to our stockholders, the Board of Directors may take into account the long-term as well as short-term interests of us and our stockholders (including the possibility that these interests may be best served by our continued independence), customers, employees and our other constituencies and our subsidiaries, including the effect upon communities in which we and our subsidiaries do business. In considering the foregoing and other pertinent factors, the Board of Directors is not required, in considering our best interest, to regard any particular corporate interest or the interest of any particular group affected by such action as controlling.

The foregoing provisions of our certificate of incorporation may be changed only by the affirmative vote of the holders of two-thirds of the votes that could be cast by the holders of all shares of our capital stock entitled to vote on such matters at a meeting duly called for such purpose.

Stockholder Proposals.    Our by-laws provide that, if a stockholder desires to submit a proposal at an annual or special stockholders’ meeting or to nominate persons for election to the Board of Directors, the stockholder must submit written notice to us at least 60 days prior to the anniversary date of the prior meeting or within 10 days after notice of a special meeting is sent or given to stockholders by us. The notice must describe the proposal or nomination and set forth the name and address of, the stock held of record and beneficially by, the stockholder. Notices of stockholder proposals must set forth the reasons for conducting such business and any material interest of the stockholder in such business. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information as would be required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in the by-laws.

The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the established procedures are not followed.

The foregoing provisions of our by-laws may be changed by the stockholders only upon the affirmative vote of the holders of two-thirds of the votes that could be cast by the holders of all shares of our capital stock entitled to vote on such matters at a meeting duly called for such purpose.

UNDERWRITING

We and the selling stockholders intend to offer the shares through the underwriters. Subject to the terms and conditions described in an underwriting agreement between us, the selling stockholders and Bear, Stearns & Co. Inc. and BB&T Capital Markets, Inc., a division of Scott & Stringfellow, Inc., we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders the number of shares of Class A common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.	1,330,000
BB&T Capital Markets, Inc., a division of Scott & Stringfellow, Inc.	570,000

Total	1,900,000

The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If either underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.09 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$33.00	$62,700,000	$72,105,000
Underwriting discounts and commissions	$1.815	$3,448,500	$3,965,775
Proceeds, before expenses, to Hub Group, Inc.	$31.185	$56,133,000	$56,133,000
Proceeds, before expenses, to the selling stockholders	$31.185	$3,118,500	$12,006,225

The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $300,000 and are payable by us, except that the selling stockholders will pay their pro rata portion of the SEC registration fee based on the number of shares being sold by the selling stockholders.

Over-allotment Option

Certain of the selling stockholders have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 285,000 additional shares at the public offering price less the underwriting discount and commission. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter’s initial commitment amount reflected in the table above.

No Sales of Similar Securities

In connection with this offering, we, each of our executive officers and directors, and each of the selling stockholders have agreed, with limited exceptions, not to sell or transfer any shares of our Class A or Class B common stock for 90 days after the date of the final prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Class A or Class B common stock;

•	sell any option or contract to purchase any Class A or Class B common stock;

•	purchase any option or contract to sell any Class A or Class B common stock;

•	grant any option, right or warrant covering any Class A or Class B common stock;

•	lend or otherwise dispose of or transfer any Class A or Class B common stock;

•	request or demand that we file a registration statement related to the Class A or Class B common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any Class A or Class B common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

These lock-up provisions do not limit our ability to grant options to purchase Class A common stock, issue Class A common stock upon the exercise of options, grant or sell shares of Class A common stock, including restricted shares, under our stock incentive plans or issue shares of Class A common stock in connection with the conversion of any of our outstanding shares of Class B common stock.

Bear, Stearns & Co. Inc. may waive these lock-up arrangements without public notice. Bear, Stearns & Co. Inc. has advised us that it does not have any current intention to release any portion of the securities subject to the lock-up arrangements.

Quotation on The Nasdaq National Market

Our common stock is quoted on The Nasdaq National Market under the symbol “HUBG.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our Class A common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock during and after this offering.

If the underwriters over-allot or otherwise create a short position in our Class A common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our Class A common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our Class A common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our Class A common stock to the extent that it discourages resales.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of Class A common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of shares of Class A common stock to be sold in the offering will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. Certain legal matters relating to the offering will be passed upon for the underwriters by Piper Rudnick LLP, Baltimore, Maryland.

EXPERTS

The consolidated financial statements and schedule of Hub Group, Inc. as of and for the years ended December 31, 2003 and 2002 included in Hub Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule as of and for the year ended December 31, 2001 incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants. Effective May 13, 2002, we dismissed Arthur Andersen LLP as our independent auditors. As representatives of Arthur Andersen LLP were not available, we were unable to obtain Arthur Andersen LLP’s written consent to the inclusion of Arthur Andersen LLP’s audit report with respect to our financial statements for the year ended December 31, 2001 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

Under these circumstances, we are not complying with the requirement under Section 7 of the Securities Act to file Arthur Andersen LLP’s consent as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003, in reliance on Rule 437a under the Securities Act. Because we were unable to obtain the consent of Arthur Andersen to the inclusion of their audit report, Arthur Andersen LLP will not have any liability under Section 11(a) of the Securities Act in the event that the above-mentioned financial statements contain any untrue statements of a material fact or omit to state a material fact required to be stated therein, in each case by virtue of their inclusion in this prospectus. Accordingly, you would be unable to assert a claim against Arthur Andersen LLP under Section 11(a) of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC that you can read at the SEC’s website at http://www.sec.gov or on our website at www.hubgroup.com. You can also read these documents at the SEC’s public reference room, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room.

We have filed a registration statement with the SEC on Form S-3 under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s website and public reference facilities. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed or incorporated by reference as an exhibit to the registration statement for complete information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document or in a more recent incorporated document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. The documents contain important information about us and our financial condition.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

•	The description of our Class A common stock contained in our Registration Statement on Form 8-A.

We incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold (other than Current Reports on Form 8-K containing only Regulation FD disclosure furnished under Item 9 or Item 12 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K).

You can obtain any of the documents incorporated by reference in this prospectus from us, or from the SEC through the SEC’s website as described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus is a part. You can obtain any of these documents from us by requesting them in writing or by telephone at the following address: Hub Group, Inc., 3050 Highland Parkway, Suite 100, Downers Grove, Illinois 60515, Attention: Secretary, telephone number (630) 271-3600.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

1,900,000 shares

Class A Common Stock

PROSPECTUS

June 28, 2004

Bear, Stearns & Co. Inc.

BB&T Capital Markets